

Advantage Oil & Gas Ltd. – News Release

May 13, 2010
Advantage Announces First Quarter 2010 Results
Early Commissioning of Glacier Gas Plant Positions Advantage for Production Growth

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA – May 13, 2010 - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce its unaudited operating and financial results for the first quarter ended March 31, 2010.

Financial and Operating Highlights		Three months ended March 31, 2010		Three months ended March 31, 2009
Financial ($000, except as otherwise indicated)				
Revenue before royalties [1]	$	98,777	$	122,950
per share [2]	$	0.61	$	0.86
per boe	$	48.71	$	44.64
Funds from operations	$	50,340	$	55,591
per share [2]	$	0.31	$	0.38
per boe	$	24.83	$	20.19
Net income	$	13,155	$	18,890
per share [2]	$	0.08	$	0.13
Expenditures on fixed assets	$	69,350	$	52,643
Working capital deficit [3]	$	127,032	$	128,455
Bank indebtedness	$	257,259	$	615,438
Convertible debentures (face value)	$	218,471	$	214,328
Shares outstanding at end of period (000)		163,066		145,203
Basic weighted average shares (000)		163,021		143,691
Operating				
Daily Production				
Natural gas (mcf/d)		87,346		117,968
Crude oil and NGLs (bbls/d)		7,975		10,942
Total boe/d @ 6:1		22,533		30,603
Average prices (including hedging)				
Natural gas ($/mcf)	$	6.87	$	6.52
Crude oil and NGLs ($/bbl)	$	62.42	$	54.54

(1) includes realized derivative gains and losses

(2) based on basic weighted average shares outstanding

(3) working capital deficit includes accounts receivable, prepaid expenses and

deposits, accounts payable and accrued liabilities, and the current portion

of capital lease obligations and convertible debentures

MESSAGE TO SHAREHOLDERS

Glacier - Lower Capital Expenditures & Early Gas Plant Commissioning Positions Advantage for Future Growth

➢ Capital investment at Glacier during the first quarter of 2010 amounted to $59.2 million. Costs for the quarter were lower than anticipated due to i) our successful drilling program in 2009 and in the first quarter of 2010 which demonstrated well productivities that exceeded internal expectations and ii) reduced drilling & completion costs.

➢ On April 19, 2010 we announced that our new 100% working interest gas plant at Glacier was brought on-stream ahead of schedule and on-budget with production rates exceeding 50 mmcf per day (8,300 boe per day). This milestone represents another key step in the development of our significant Montney reserves and resource potential at Glacier.

➢ The plant is currently producing at its maximum capacity with a total of 22 net (31 gross) Montney wells on production. An additional 5 net (5 gross) wells (with combined production capability of approximately 24 mmcf per day) are fully equipped and will be brought on-production in the future to maintain our facilities at capacity. Five net (5 gross) additional Montney wells which were drilled in the first quarter of 2010 will be completed and equipped for production following spring break-up.

➢ The completion of our Glacier gas plant will eliminate third party processing fees and is anticipated to reduce operating costs at Glacier from $8.25 per boe to approximately $2.75 per boe which will significantly improve the netbacks realized for our Montney gas production.

➢ Advantage has completed the drilling of our first Nikanassin horizontal well at Glacier with completion and testing of the well expected to occur in the first half of 2010. Completion operations will be completed once weather conditions permit access to the site.

Financial Results Strengthened through Hedging Gains, Lower Royalties & Operating Costs

➢ Funds from operations increased to $50.3 million or $0.31 per share for the first quarter of 2010 as compared to $49.8 million or $0.30 per share in the fourth quarter of 2009. Funds from operations were supported by hedging gains, lower royalty rates and lower operating costs. Funds from operations decreased 9% from the same period in 2009 due to the sale of approximately 8,100 boe per day of assets in July 2009.

➢ Average daily production during the first quarter of 2010 was 22,533 boe per day which is 26% lower than the same period in 2009 primarily due to the sale of 8,100 boe per day of assets in July 2009. Production during the first quarter of 2010 was impacted due to the earlier than anticipated completion of Advantage's new 50 mmcfd Glacier gas plant and new pipelines in March 2010. During the month of March 2010, production outages at Glacier were necessary to facilitate the tie-in of new gas gathering and sales pipelines, wells and our new gas plant which subsequently resulted in production rates exceeding 50 mmcfd (8,300 boe per day) in April 2010. Advantage's corporate production increased to approximately 26,000 boe per day during the latter half of April 2010 prior to the non-core asset dispositions of 1,700 boe per day in Q2 2010 (see below).

➢ For the three months ended March 31, 2010, our hedging program contributed a net gain of $9.2 million to funds from operations. Advantage's consistent hedging program has helped to stabilize and enhance our cash flow for capital reinvestment requirements.

➢ Total royalties paid during the first quarter of 2010 decreased 20% as compared to the same period in 2009. The royalty rate as a percentage of revenue decreased 1.7% to 14.4% in the first quarter of 2010 as compared to the first quarter of 2009. The significant decrease in royalties as a percentage of revenue resulted primarily from the impact of the Alberta Royalty Incentive Programs.

➢ Operating costs for the first quarter of 2010 were $22.7 million which represents a decrease of 37% when compared to the first quarter of 2009. Per unit operating costs for the first quarter of 2010 is $11.20 per boe which represents a decrease of 14% from the same period in 2009. Cost reductions are a result of optimization efforts, a lower service and supply cost environment and the sale of higher cost properties.

➢ As at March 31, 2010, Advantage's bank debt was $257.3 million on a credit facility of $525 million resulting in an unutilized capacity of approximately $267.7 million. A total of $218 million of convertible debentures remain outstanding of which $69 million will mature in June 2010, $63 million in December 2011 and the balance of $86 million in January 2015.

➢ Capital expenditures during the first quarter of 2010 amounted to $64.9 million which included drilling 17.6 net (21 gross) wells at a 100% success rate. Approximately 85% of our first quarter capital program was invested at Glacier. The remaining capital expenditures included 4.5 net (5 gross) light oil wells in Southeast Saskatchewan, 2.8 net (3 gross) wells at Nevis for Horseshoe Canyon Coal Bed Methane and 1.4 net (2 gross) wells at Sunset in support of our light oil water flood project development.

Hedging Update

➢ Advantage's hedging program includes 57% of our net natural gas production for 2010 hedged at an average price of Cdn$7.46 AECO per mcf. For 2011, Advantage has hedged approximately 28% of our net production at an average price of Cdn$6.30 AECO per mcf.

➢ For 2010 we have hedged 33% of our net crude oil production at Cdn$67.83 per bbl and for 2011 we have hedged 33% of our net crude oil production at Cdn$88.90 per bbl.

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Non-Core Asset Dispositions of $67 Million Further Enhances Financial Flexibility

➢ On May 10, 2010, we announced that purchase and sale agreements have been signed relating to the disposition of non-core natural gas weighted assets located in Southeast Alberta for gross cash proceeds of $67 million. The disposition is comprised of two separate transactions which include combined production of approximately 1,700 boe per day (80% natural gas) and proved and probable reserves of 6.4 million boe as of December 31, 2009 as estimated by Sproule and Associates Limited. The transactions are scheduled to close on or about May 31, 2010. The net proceeds from these dispositions will be initially used to repay bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures or for general corporate purposes.

Looking Forward

➢ Our corporate strategy is to focus on the development of our Montney resource play at Glacier, maintain financial flexibility and optimize our cost structure & operating efficiencies to deliver economic growth even during lower commodity price cycles. The enhanced financial flexibility resulting from the non-core asset dispositions provides further support to our corporate strategy.

➢ Advantage will provide additional guidance and growth plans for Glacier on or about mid-year 2010. Incorporation of recent cost data, well performance, technology improvements and economic analyses will be factored into our go-forward planning and review.

➢ Looking forward, Advantage will continue to pursue future development plans at Glacier with our strong balance sheet, solid hedging position and improved financial flexibility. With a stable production base and an inventory of over 500 drilling locations at Glacier, Management will continue to employ a disciplined approach designed to create long term growth in shareholder value.

Administrative Matters - Restricted Share Performance Incentive Plan ("RSPIP")

➢ In regard to Advantage's upcoming annual and special meeting of shareholders which includes proposed amendments to the Corporation's RSPIP, discussions have been held with RiskMetrics Group in connection with the Corporation's annual disclosure regarding the RSPIP. Specifically, RiskMetrics Group has requested that additional disclosure regarding certain elements of the RSPIP be included in the Corporation's annual information circular going forward.

➢ Having considered the request of RiskMetrics Group and commencing with Advantage's annual information circular in the spring of 2011, the Corporation has agreed to:

- Disclose the key parameters used to arrive at the quarterly grants of Restricted Shares (if any) under the RSPIP; and

- Disclose whether or not the board of directors of the Corporation has accelerated the Issue Date (as defined in the RSPIP) for any Restricted Shares granted under the RSPIP. To date, the Corporation's board of directors has not accelerated the Issue Date for any Restricted Shares.

➢ With these disclosure items, the Corporation understands that RiskMetrics Group will recommend voting for the resolution to amend the RSPIP as set forth in the Corporation's Management Information Circular dated April 21, 2010 and to ratify, confirm and approve the RSPIP, including such amendments.

Advantage's upcoming annual and special meeting of shareholders will be held on May 26, 2010 at 10:00am MST in the Lecture Theatre at the Metropolitan Centre located at 333 - 4 Avenue S.W., Calgary, Alberta.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of May 13, 2010, provides a detailed explanation of the financial and operating results of Advantage Oil & Gas Ltd. ("Advantage", the "Corporation", "us", "we" or "our") for the three months ended March 31, 2010 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2010 and the audited consolidated financial statements and MD&A for the year ended December 31, 2009. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to average production and projected exit rates; areas of operations; spending and capital budgets; availability of funds for our capital program; the size of, and future net revenues from, reserves; the focus of capital expenditures; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; projections of market prices and costs; the performance characteristics of our properties; our future operating and financial results; capital expenditure programs; supply and demand for oil and natural gas; average royalty rates; and amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including the effect of acquisitions; changes in general economic, market and business conditions; changes or fluctuations in production levels; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation and regulations and how they are interpreted and enforced, changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; our success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; competition from other producers; the lack of availability of qualified personnel or management; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended March 31		
($000)	2010	2009	% change
Cash provided by operating activities	$ 49,140	$ 41,879	17 %
Expenditures on asset retirement	1,392	2,577	(46)%
Changes in non-cash working capital	(192)	11,135	(102)%
Funds from operations	**$ 50,340**	**$ 55,591**	**(9)%**

Overview

	Three months ended March 31		
	2010	2009	% change
Cash provided by operating activities ($000)	$ 49,140	$ 41,879	17 %
Funds from operations ($000)	$ 50,340	$ 55,591	(9) %
per share [1]	$ 0.31	$ 0.38	(18) %
per boe	$ 24.83	$ 20.19	23 %

[1] Based on basic weighted average shares outstanding.

In July 2009 Advantage closed two dispositions for net proceeds of $243.2 million, subject to further adjustments, and representing production of approximately 8,100 boe/d. The net proceeds from the dispositions were utilized to reduce outstanding debt. As a result, funds from operations decreased in total for the three months ended March 31, 2010 compared to the same period of 2009 with all revenues and expenses generally impacted. However, funds from operations per boe increased 23% when compared to 2009 primarily due to stronger crude oil prices. Although crude oil prices improved and had a positive impact on revenues, natural gas prices were comparable to 2009 and still remained low. Through our successful commodity price risk management program, we were able to realize significant gains on derivatives that helped to offset the continued weak natural gas prices and improved funds from operations. When compared to the fourth quarter of 2009, our funds from operations per boe increased 4% to $24.83 per boe from $23.95 per boe as commodity prices generally increased. Funds from operations per share decreased 18% from the first quarter of 2009 due to the decrease in total funds from operations and the increase in shares outstanding attributable to 17 million shares issued in July 2009. Cash provided by operating activities increased for the three months ended March 31, 2010 as compared to 2009 due to the decrease in funds from operations being more than offset by changes in working capital that positively impacted this quarter.

On May 10, 2010, we announced that Advantage had entered two separate purchase and sale agreements relating to the disposition of non-core natural gas weighted assets for gross cash proceeds of $67 million, subject to adjustments. The closing dates of the transactions are scheduled to occur on or about May 31, 2010 representing production of approximately 1,700 boe/d (80% natural gas). Net proceeds will initially be used to repay bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures and for general corporate purposes. The disposition transactions are subject to customary regulatory approvals and other conditions. There is no guarantee that either of the dispositions will be completed.

As a result of asset dispositions in 2009 and 2010 and changes in commodity prices, historical operating and financial performance may not be indicative of future performance.

The primary factor that causes significant variability of the Corporation's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

Revenue

		Three months ended March 31			
($000)		2010		2009	% change
Natural gas excluding hedging	$	41,310	$	56,860	(27) %
Realized hedging gains		12,666		12,386	2 %
Natural gas including hedging	$	53,976	$	69,246	(22) %
Crude oil and NGL excluding hedging	$	48,250	$	42,744	13 %
Realized hedging gains (losses)		(3,449)		10,960	(131) %
Crude oil and NGL including hedging	$	44,801	$	53,704	(17) %
Total revenue [1]	**$**	**98,777**	**$**	**122,950**	**(20) %**

(1) Total revenue excludes unrealized derivative gains and losses.

Natural gas, crude oil and NGL revenues, excluding hedging, were negatively impacted for the three months ended March 31, 2010, as compared to 2009 due to lower production attributable to our asset dispositions that closed in July 2009. Natural gas prices, excluding hedging, for the three months ended March 31, 2010 were comparable to the same period of 2009 but have been relatively weak for the last two years. The low natural gas prices have been due to many factors including the global recession that has generally reduced demand, higher domestic natural gas production, and mild weather conditions that have increased natural gas supply. We have experienced some improvements this winter as our realized natural gas prices, excluding hedging, for the quarter increased 23% from the fourth quarter of 2009. Crude oil and NGL prices, excluding hedging, increased significantly during this quarter as compared to the first quarter of 2009 which has partially offset reduced revenues from the overall lower production. Given the relatively lower natural gas price environment, our commodity price risk management program has delivered realized natural gas hedging gains of $12.7 million for the three months ended March 31, 2010. As crude oil prices have increased, we have realized crude oil hedging losses of $3.4 million for the three months ended March 31, 2010. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact revenues. The natural gas realized hedging gains have been significant to help us stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows.

Production

	Three months ended March 31		
	2010	**2009**	**% change**
Natural gas (mcf/d)	87,346	117,968	(26) %
Crude oil (bbls/d)	5,511	8,677	(36) %
NGLs (bbls/d)	2,464	2,265	9 %
Total (boe/d)	**22,533**	**30,603**	**(26) %**
Natural gas (%)	65%	65%	
Crude oil (%)	24%	28%	
NGLs (%)	11%	7%	

Production was 26% lower for the current quarter as compared to the first quarter of 2009 primarily due to the asset dispositions that closed in July 2009 representing approximately 8,100 boe/d of production. Production of 1,100 boe/d at our Lookout Butte property in Southern Alberta was shut-in since August 2008 due to an extended third party outage at the Waterton gas plant where a significant modification project was underway. The modification project is complete and our production was brought back on in November 2009. Although we have been very active in drilling, testing and completing wells at our Glacier, Alberta area during the last half of 2009 and into 2010, only modest new production was brought on-stream as facilities and infrastructure expansion work was underway but not yet completed. On April 19, 2010 we announced that our new 100% working interest gas plant at Glacier ("Glacier gas plant") was brought on-stream ahead of schedule with production rates exceeding 50 mmcf/d (8,300 boe/d). This milestone represents another key step in the development of our significant Montney reserves and resource potential at Glacier. As a result of completing construction early, we were able to start commissioning the plant in March which resulted in production outages during the month to facilitate the tie-in of the gas plant and new pipelines. Average daily production of 22,533 boe/d for the first quarter of 2010 was comparable to the 22,566 boe/d produced during the fourth quarter of 2009.

Commodity Prices and Marketing

Natural Gas

($/mcf)		Three months ended March 31			
		2010		**2009**	**% change**
Realized natural gas prices					
Excluding hedging	$	5.26	$	5.36	(2) %
Including hedging	$	6.87	$	6.52	5 %
AECO monthly index	$	5.35	$	5.64	(5) %

Realized natural gas prices, excluding hedging, were slightly lower for the three months ended March 31, 2010 than the same period of 2009. However, our realized natural gas prices, excluding hedging, for this quarter increased 23% from the fourth quarter of 2009. Although natural gas prices have been relatively weak throughout this winter, our commodity hedging strategy has continued to result in realized natural gas prices, including hedging, that exceed current market prices. This has significantly mitigated the negative impact from lower natural gas prices and has protected our cash flows and resulting capital expenditure program.

During 2009 and early 2010, natural gas prices have remained low from continued high US domestic natural gas production, mild weather conditions, and the ongoing global recession that has negatively impacted demand. These factors have resulted in higher inventory placing considerable downward pressure on natural gas prices. Heading into the 2009/2010 winter season, we saw strong inventory withdraws which helped to modestly strengthen prices relative to the prior lows experienced during the majority of 2009. However, as we exit the winter, natural gas prices have weakened again and AECO gas is presently trading at approximately $3.75/GJ. Although we continue to believe in the longer-term pricing fundamentals for natural gas, we are concerned about the strength and timing of the North American economic recovery which is linked to industrial demand for natural gas. We continue to monitor these market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Crude Oil and NGL

($/bbl)		Three months ended March 31			
		2010		**2009**	**% change**
Realized crude oil prices					
Excluding hedging	$	74.97	$	44.94	67 %
Including hedging	$	68.01	$	58.97	15 %
Realized NGL prices					
Excluding hedging	$	49.91	$	37.54	33 %
Realized crude oil and NGL prices					
Excluding hedging	$	67.23	$	43.41	55 %
Including hedging	$	62.42	$	54.54	14 %
WTI ($US/bbl)	$	78.79	$	43.21	82 %
$US/$Canadian exchange rate	$	0.96	$	0.80	20 %

Realized crude oil and NGL prices, excluding hedging, increased 55% for the three months ended March 31, 2010, as compared to the first quarter of 2009 and increased 7% from the fourth quarter of 2009. Advantage's realized crude oil price may not change to the same extent as West Texas Intermediate ("WTI"), due to changes in the $US/$Canadian exchange rate, and changes in Canadian crude oil differentials relative to WTI.

The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI reached historic high levels in the first half of 2008, followed by a record decline in the latter half of the year and into early 2009, the result of demand destruction brought on by the global recession. There was improvement during the last half of 2009 which has continued into 2010, and WTI is currently trading at approximately US$75/bbl. However, we have also seen a constant strengthening of the $US/$Canadian exchange rate during 2009 and 2010 such that our increase in realized price has been less than the improvement in WTI. We continue to believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the OPEC cartel and strong relative demand from many developing countries, such as China and India.

Commodity Price Risk

The Corporation's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Corporation's financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks that are members of our credit facility syndicate and international energy firms to further mitigate associated credit risk.

We have been active in entering financial contracts to protect future cash flows and currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas - AECO			
Fixed price	January 2010 to June 2010	14,217 mcf/d	Cdn$8.23/mcf
Fixed price	January 2010 to December 2010	18,956 mcf/d	Cdn$7.29/mcf
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.26/mcf
Crude oil – WTI			
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl
Fixed price [1]	January 2011 to December 2011	1,500 bbls/d	Cdn$91.05/bbl

[1] This financial contract was entered into after March 31, 2010.

The derivative contracts have allowed us to fix the commodity price on anticipated production, net of royalties, as follows:

Commodity	Approximate Production Hedged, Net of Royalties [1]	Average Price
Natural gas - AECO		
April to June 2010	57%	Cdn$7.53/mcf
July to September 2010	44%	Cdn$7.27/mcf
October to December 2010	45%	Cdn$7.27/mcf
Total 2010	**57%**	**Cdn$7.46/mcf**
January to March 2011	41%	Cdn$6.43/mcf
April to June 2011	23%	Cdn$6.24/mcf
July to September 2011	24%	Cdn$6.24/mcf
October to December 2011	24%	Cdn$6.24/mcf
Total 2011	**28%**	**Cdn$6.30/mcf**
Crude Oil - WTI		
April to June 2010	33%	Cdn$69.50/bbl
July to September 2010	36%	Cdn$69.50/bbl
October to December 2010	35%	Cdn$69.50/bbl
Total 2010	**33%**	**Cdn$67.83/bbl**
January to March 2011	39%	Cdn$84.42/bbl
April to June 2011	29%	Cdn $91.05/bbl
July to September 2011	31%	Cdn $91.05/bbl
October to December 2011	31%	Cdn $91.05/bbl
Total 2011	**33%**	**Cdn $88.90/bbl**

(1) Approximate production hedged is based on our estimated average production by quarter, net of royalty payments, and
reduced for the asset dispositions announced on May 10, 2010.

For the three months ended March 31, 2010, we recognized in income a net realized derivative gain of $9.2 million (March 31, 2009 - $23.3 million net realized derivative gain) on settled derivative contracts as a result of average market prices decreasing below our established average hedge prices. As at March 31, 2010, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $43.3 million, an increase of $26.1 million from the $17.2 million net asset recognized as at December 31, 2009. For the three months ended March 31, 2010, this $26.1 million increase was recognized in income as an unrealized derivative gain (March 31, 2009 – $24.4 million unrealized derivative gain). The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2010 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. These derivative contracts will settle in 2010 and 2011 corresponding to when the Corporation will receive revenues from production.

Royalties

	Three months ended March 31		
	2010	2009	% change
Royalties ($000)	$ 12,858	$ 16,080	(20) %
per boe	$ 6.34	$ 5.84	9 %
As a percentage of revenue, excluding hedging	14.4%	16.1%	(1.7) %

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Total royalties paid decreased for the three months ended March 31, 2010 compared to the same period of 2009 due to the decrease in revenue from reduced production attributable to our asset dispositions completed in July 2009. Royalties as a percentage of revenue, excluding hedging, have also decreased as compared to 2009 primarily due to the nature of our capital development activities that result in natural gas production that attracts average lower royalty rates. For the first quarter of 2010, royalties in total and as a percentage of revenue have increased slightly as compared to the fourth quarter of 2009 due to stronger crude oil prices.

Our average corporate royalty rates are significantly impacted by the Alberta Provincial Government's new royalty framework that was effective January 1, 2009 for conventional oil, natural gas and oil sands whereby Alberta royalties are now affected by depths, productivity of wells, and commodity prices. Additionally, the Alberta Provincial Government implemented a number of drilling incentive programs with reduced royalty rates over a period of time for qualifying wells. The majority of our wells brought on production since April 1, 2009 qualify under these incentive programs and benefit from a reduced 5% royalty rate on the first 500 mmcf produced or one-year, whichever comes first, and a drilling credit of $200 per metre drilled that reduces capital spending and is limited to 40% of corporate crown royalties paid during the program term. The drilling credit incentives are effective for qualifying wells drilled and brought on production from April 1, 2009 to March 31, 2011. The reduced 5% royalty rate program became a permanent incentive based on the Alberta Government's announcement of March 11, 2010 which will significantly benefit our Glacier development program for wells drilled after March 31, 2011. As well, the Alberta Province also implemented a natural gas deep drilling program whereby many of our deeper wells may also be eligible for a 5% royalty rate for a period of time dependent on the depth of the well and not to exceed five years. As a result of this additional incentive, we have determined that it could potentially result in an effective 5% royalty rate for the life of some of our deeper wells. This natural gas deep drilling royalty incentive is effective for qualifying wells spud on or before December 31, 2013.

Given the number of complicating factors and variables impacting royalties, we anticipate that our royalty rates will continue to fluctuate based on commodity prices, individual well productivity, and our ongoing capital development plans. We expect our corporate royalty rate to be in the range of 13% to 16% for 2010.

Operating Costs

	Three months ended March 31		
	2010	2009	% change
Operating costs ($000)	$ 22,716	$ 36,031	(37) %
per boe	$ 11.20	$ 13.08	(14) %

Total operating costs decreased 37% for the three months ended March 31, 2010 as compared to the 2009 period and operating costs per boe declined 14%. When compared to the fourth quarter of 2009, total operating costs decreased 1% while operating costs per boe increased 2%. The lower overall total operating costs has been primarily due to reduced production from our asset dispositions completed in July 2009. Beginning in 2008 and continuing to date, we implemented an aggressive optimization program and have realized significant reductions in operating costs per boe. We anticipate that corporate operating costs will further improve as a result of lower cost production from our Glacier gas plant that was completed in the second quarter of 2010. The completion of our Glacier gas plant will eliminate third party processing fees and is anticipated to reduce operating costs at Glacier from $8.25/boe to approximately $2.75/boe which will significantly improve the netbacks realized for our Montney gas production. We will seek further opportunities to improve our operating cost structure and expect 2010 operating costs to be between $10.85 to $11.50 per boe.

General and Administrative

	Three months ended March 31			
	2010		2009	% change
General and administrative				
Cash expense ($000)	$ 5,444	$	6,083	(11) %
per boe	$ 2.68	$	2.21	22 %
Non-cash expense ($000)	$ 3,751	$	1,297	189 %
per boe	$ 1.85	$	0.47	294 %
Employees at March 31	131		165	(21) %

Cash general and administrative ("G&A") expense for the three months ended March 31, 2010 has decreased 11% as compared to the same period of 2009 partially due to cost savings and reduced staff levels attributable to the asset dispositions completed in July 2009. As a result of the asset dispositions, the cash G&A expense per boe actually increased 22%.

Advantage's compensation plan includes a Restricted Share Performance Incentive Plan ("RSPIP" or the "Plan") as approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees and consultants. The number of restricted shares granted is based on the Corporation's share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. Compensation cost related to the Plan is recognized as equity-based compensation expense within G&A expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. For the three months ended March 31, 2010, we granted 779,013 restricted shares at a grant price of $7.27 per share and recognized $4.9 million of equity-based compensation expense, including a non-cash amount of $3.8 million, related to restricted shares granted to service providers. During the first quarter of 2010 we issued 320,408 shares to service providers in accordance with the vesting provisions of the Plan. As at March 31, 2010, 2,527,726 restricted shares remain unvested and will vest to service providers over the next three years with a total of $11.0 million in compensation cost to be recognized over the future service periods.

Management Internalization

	Three months ended March 31			
	2010		2009	% change
Management internalization ($000)	$ -	$	964	(100) %
per boe	$ -	$	0.35	(100) %

In 2006, Advantage Energy Income Fund (the "Fund") and Advantage Investment Management Ltd. (the "Manager") reached an agreement to internalize a pre-existing management contract arrangement. As part of the agreement, the Fund agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a three-year period and was deferred and amortized into income as management internalization expense over the specific vesting periods. As of June 23, 2009, the final Trust Units held in escrow vested and there is no subsequent management internalization expense recognized.

Interest on Bank Indebtedness

		Three months ended March 31		
		2010	2009	% change
Interest expense ($000)	$	3,762	$ 4,916	(23) %
per boe	$	1.86	$ 1.78	4 %
Average effective interest rate		5.3%	3.3%	2.0 %
Bank indebtedness at March 31 ($000)	$	257,259	$ 615,438	(58) %

Total interest expense decreased 23% for the three months ended March 31, 2010 as compared to 2009. During the first half of 2009, Advantage experienced lower average interest rates as bank lending rates declined significantly in response to rate reductions enacted by central banks to stimulate the economy. This reduced interest expense was partially offset by additional interest on a higher average debt balance during that period. In June 2009 our credit facility was renewed and is now subject to higher basis point and stamping fee adjustments ranging from 1.5% to 4.0%, depending on the Corporation's debt to cash flow ratio. Therefore, our average effective interest rate is now higher; however, this has been significantly offset by lower interest expense on the reduced bank indebtedness that resulted from the July 2009 asset dispositions and equity financing and the December 2009 5.0% convertible debenture issuance. The Corporation's interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of 5.3% for the three months ended March 31, 2010.

Interest and Accretion on Convertible Debentures

		Three months ended March 31		
		2010	2009	% change
Interest on convertible debentures ($000)	$	3,384	$ 3,969	(15) %
per boe	$	1.67	$ 1.44	16 %
Accretion on convertible debentures ($000)	$	1,104	$ 682	62 %
per boe	$	0.54	$ 0.25	116 %
Convertible debentures maturity value at March 31 ($000)	$	218,471	$ 214,328	2 %

Interest on convertible debentures for the three months ended March 31, 2010 has decreased compared to 2009 due to the maturity of the 8.25% debentures on February 1, 2009, the 8.75% debentures on June 30, 2009, and the 7.50% debentures on October 1, 2009. The reduced interest has been partially offset by additional interest on our new 5.00% convertible debentures that were issued on December 31, 2009. Accretion on convertible debentures has increased for the three months ended March 31, 2010 as compared to the same period of 2009 due to the higher accretion expense on the new 5.0% convertible debentures as a result of the greater value assigned to the equity component of the debenture.

Depletion, Depreciation and Accretion

	Three months ended March 31		
	2010	2009	% change
Depletion, depreciation and accretion ($000)	$ 52,021	$ 69,922	(26) %
per boe	$ 25.65	$ 25.39	1 %

Depletion and depreciation of petroleum and natural gas properties is provided on the "unit-of–production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has decreased for the three months ended March 31, 2010 compared to 2009 due to lower production resulting from the asset dispositions that closed in July 2009. However, our DD&A per boe has remained comparable between the first quarter of 2010 and 2009.

Taxes

Current taxes paid or payable for the three months ended March 31, 2010 amounted to $0.3 million, comparable to the expense for the same period of 2009. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the three months ended March 31, 2010, the Corporation recognized a total future income tax expense of $6.4 million compared to a future income tax reduction of $11.8 million for the same period of 2009. Included in the 2009 future income tax reduction was $8.9 million related to a Government of Canada enacted rate reduction related to the Specified Investment Flow-Through Entity tax legislation that was applicable to the Fund at that time. As at March 31, 2010, the Corporation had a total future income tax liability balance of $49.9 million, compared to $43.5 million at December 31, 2009. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

Net Income

	Three months ended March 31		
	2010	2009	% change
Net income ($000)	$ 13,155	$ 18,890	(30) %
per share - basic	$ 0.08	$ 0.13	(38) %
- diluted	$ 0.08	$ 0.13	(38) %

Net income for the three months ended March 31, 2010 was $13.2 million, as compared to $18.9 million for the same period of 2009. As a result of the asset dispositions that closed in July 2009, total revenues and expenses are generally reduced as compared to the prior year. Our major challenge continues to be the natural gas price environment that has adversely impacted revenues. Low revenues were partially mitigated by our commodity hedging program that resulted in a net realized derivative gain of $9.2 million for the three months ended March 31, 2010. As a result of the commodity price environment, we also recognized a non-cash unrealized derivative gain of $26.1 million for the three months ended March 31, 2010 relating to the valuation of commodity hedging contracts outstanding as at March 31, 2010 that will not settle until 2010 and 2011. We continue to experience lower royalty rates due to weak natural gas prices and Alberta Provincial royalty reduction incentive plans relative to our capital development program. Operating costs have improved as an aggressive optimization program through 2008 and 2009 continues to demonstrate positive benefits. We will seek further opportunities to improve our operating cost structure and anticipate that corporate operating costs will further improve as a result of lower cost production from our Glacier gas plant that was completed in the second quarter of 2010.

Cash Netbacks

| | Three months ended March 31, 2010 | | Three months ended March 31, 2009 | |
	$000	per boe	$000	per boe
Revenue	$ 89,560	$ 44.16	$ 99,604	$ 36.16
Realized gain on derivatives	9,217	4.55	23,346	8.48
Royalties	(12,858)	(6.34)	(16,080)	(5.84)
Operating costs	(22,716)	(11.20)	(36,031)	(13.08)
Operating	**$ 63,203**	**$ 31.17**	**$ 70,839**	**$ 25.72**
General and administrative [1]	(5,444)	(2.68)	(6,083)	(2.21)
Interest [2]	(3,704)	(1.83)	(4,916)	(1.78)
Interest on convertible debentures [2]	(3,384)	(1.67)	(3,969)	(1.44)
Income and capital taxes	(331)	(0.16)	(280)	(0.10)
Funds from operations and cash netbacks	**$ 50,340**	**$ 24.83**	**$ 55,591**	**$ 20.19**

(1) General and administrative expense excludes non-cash G&A and equity-based compensation expense.

(2) Interest excludes non-cash accretion expense.

Funds from operations decreased in total for the three months ended March 31, 2010 compared to the same period of 2009 primarily due to our dispositions completed in July 2009 that generally impacted all revenues and expenses. Funds from operations per boe increased 23% when compared to 2009 primarily due to stronger crude oil prices. Although crude oil prices improved and had a positive impact on revenues, natural gas prices were comparable to 2009 and remained low. As a result of our successful commodity price risk management program, we were able to realize significant gains on derivatives that helped to offset the continued weak natural gas prices. Royalties per boe increased slightly as would be expected since they are significantly influenced by commodity prices while operating costs per boe have decreased as we realize benefits from our ongoing optimization efforts. When compared to the fourth quarter of 2009, our funds from operations per boe increased 4% to $24.83 per boe from $23.95 per boe as commodity prices increased.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

| ($ millions) | Payments due by period | | | | | | |
	Total	2010	2011	2012	2013	2014	2015
Building leases	$ 5.5	$ 3.0	$ 1.5	$ 1.0	$ -	$ -	$ -
Capital leases	1.6	0.9	0.7	-	-	-	-
Pipeline/transportation	26.7	3.8	6.9	6.6	6.3	3.1	-
Convertible debentures [1]	218.5	69.9	62.3	-	-	-	86.3
Total contractual obligations	**$ 252.3**	**$ 77.6**	**$ 71.4**	**$ 7.6**	**$ 6.3**	**$ 3.1**	**$ 86.3**

(1) As at March 31, 2010, Advantage had $218.5 million convertible debentures outstanding (excluding interest payable during the various debenture terms). Each series of convertible debentures are convertible to shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of shares at Advantage's option.

(2) Bank indebtedness of $257.3 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with repayment due one year after commencement of the term.

Liquidity and Capital Resources

The following table is a summary of the Corporation's capitalization structure.

($000, except as otherwise indicated)	March 31, 2010
Bank indebtedness (long-term)	$ 257,259
Working capital deficit (1)	127,032
Net debt	$ 384,291
Shares outstanding	163,065,936
Shares closing market price ($/share)	$ 6.88
Shares outstanding market value	$ 1,121,894
Convertible debentures maturity value (long-term)	$ 148,544
Capital lease obligations (long term)	$ 691
Total capitalization	**$ 1,655,420**

(1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and the current portion of capital lease obligations and convertible debentures.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders' equity. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. We have an established $525 million credit facility agreement with a syndicate of financial institutions; the balance of which at March 31, 2010 was $257.3 million. This facility is comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility which is due for its next renewal in June 2010. The Corporation additionally has convertible debentures that will mature between 2010 and 2015, whereby we have the option to settle such obligations by cash or through the issuance of shares. The current economic situation has placed additional pressure on commodity prices. Natural gas prices have remained weak throughout 2009 and into 2010 due to the ailing economy as well as high inventory levels from strong injections and mild weather. Natural gas has dropped with AECO gas presently trading at approximately $3.75/GJ. Crude oil has improved since early 2009 and WTI is approximately US$75/bbl. The outlook for the Corporation from prolonged weak natural gas prices would be reductions in operating netbacks and funds from operations. Management has partially mitigated this risk through our commodity hedging program but the lower natural gas price environment has still had a significant negative impact. In order to strengthen our financial position and balance our cash flows in 2009, we completed an equity financing, two asset dispositions, and issued 5.00% convertible debentures that repaid bank indebtedness and enabled us to focus capital spending on our Montney natural gas resource play.

We believe that Advantage has implemented adequate strategies to protect our business as much as possible in the current environment. We have implemented a strategy to balance funds from operations and our capital program expenditure requirements. A successful hedging program was also executed to help reduce the volatility of funds from operations. However, as with all companies, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders' Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at March 31, 2010, the Corporation had 163.1 million shares outstanding. During 2010 we have issued 320,408 shares to employees in accordance with the vesting provisions of the RSPIP. As at May 13, 2010, shares outstanding have increased to 163.3 million.

At March 31, 2010, the Corporation had $218.5 million convertible debentures outstanding that were immediately convertible to 15.8 million shares based on the applicable conversion prices (December 31, 2009 - $218.5 million outstanding and convertible to 15.8 million shares). During the three months ended March 31, 2010, there were no conversions of debentures. As at May 13, 2010, the convertible debentures outstanding have not changed from March 31, 2010. We have $69.9 million of 6.50% debentures that mature in June 2010, $62.3 million of 7.75% and 8.00% debentures that mature in December 2011 and $86.3 million of 5.00% debentures that mature in January 2015. These obligations can be settled through the payment of cash or issuance of shares at Advantage's option.

Bank Indebtedness, Credit Facility and Other Obligations

At March 31, 2010, Advantage had bank indebtedness outstanding of $257.3 million. Bank indebtedness increased $7.0 million since December 31, 2009, primarily the result of our capital expenditure program. However, we have successfully reduced our bank indebtedness by 58% since March 31, 2009. The Corporation's credit facility is $525 million, comprised of a $20 million revolving operating loan facility and a $505 million extendible revolving credit facility. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. As well, the borrowing base for the Corporation's credit facilities is determined through utilizing our regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation. The next annual review is scheduled to occur in June 2010. There can be no assurance that the $525 million credit facility will be renewed at the current borrowing base level at that time.

On May 10, 2010, we announced that Advantage had entered two separate purchase and sale agreements relating to the disposition of non-core natural gas weighted assets for gross cash proceeds of $67 million, subject to adjustments. The closing dates of the transactions are scheduled to occur on or about May 31, 2010 representing production of approximately 1,700 boe/d (80% natural gas). Net proceeds will initially be used to repay bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures and for general corporate purposes. The disposition transactions are subject to customary regulatory approvals and other conditions. There is no guarantee that either of the dispositions will be completed.

Advantage had a working capital deficiency of $127.0 million as at March 31, 2010. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required. Our working capital deficiency is high due to the inclusion in current liabilities of $69.7 million of convertible debentures representing the $69.9 million 6.50% debentures that mature in June 2010. Advantage has capital lease obligations on various equipment used in its operations. The total amount of principal obligations outstanding at March 31, 2010 is $1.6 million, bearing interest at effective rates ranging from 5.8% to 6.7%, and is collateralized by the related equipment. The leases expire in 2010 and 2011.

($000)	Three months ended March 31 2010		2009	
Land and seismic	$	2,084	$	1,667
Drilling, completions and workovers		53,069		37,612
Well equipping and facilities		14,012		13,297
Other		185		67
	$	69,350	$	52,643
Property dispositions		(4,414)		(759)
Net capital expenditures	**$**	**64,936**	**$**	**51,884**

Advantage's exploitation and development program is focused primarily at Glacier, Alberta where we are developing a significant natural gas resource play. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage's acquisition strategy has been to acquire long-life properties with strong drilling opportunities while retaining a balance of year round access and risk.

For the three months ended March 31, 2010, the Corporation spent a net $69.4 million and drilled a total of 17.6 net (21 gross) wells at a 100% success rate. Total capital spending included $59.2 million at Glacier, $1.5 million at Nevis, and the remaining balance at other areas. At Glacier, construction of our new facilities and gas gathering system expansions were completed ahead of schedule and on-budget leading to an earlier than anticipated commissioning of Advantage's new 100% working interest gas plant which began in March 2010. The new Glacier gas plant is now operating at throughput rates between 50 and 55 mmcf/d. The plant is currently producing at its maximum capacity with a total of 22 net (31 gross) Montney wells on production. An additional 5 net (5 gross) wells, with combined production capability of 24 mmcf/d are fully equipped and will be brought on-production in the future to maintain our facilities at capacity. Five net (5 gross) additional Montney wells which were drilled in the first quarter of 2010 will be completed and equipped for production following spring break-up. The amount of excess field production capability above our current plant capacity is a result of our successful 2009 drilling program which demonstrated well test rates that exceeded expectations and proved up a large portion of our undrilled acreage at Glacier. At Nevis, activity has been focused on drilling horizontal light oil wells that qualify for the recently extended Alberta royalty incentive program.

Advantage's corporate capital budget for the six month period ending June 2010 has been set at $110 million and will be funded out of funds from operations, with approximately 80% directed to Glacier and the balance allocated to drilling and enhanced oil recovery projects in our properties at Nevis, Sunset and Saskatchewan. However, the budget will focus on development of our Montney natural gas resource play at Glacier, Alberta where Advantage will continue to employ a phased development approach. Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to review by the Board of Directors.

We will provide additional guidance and growth plans for Glacier on or about mid-year 2010. Incorporation of recent cost data, well performance, technology improvements and economic analyses will be factored into our forward planning and review.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2010 and 2009 and the sources of funding to meet those requirements:

($000)		Three months ended March 31		
		2010		2009
Sources of funds				
Funds from operations	$	50,340	$	55,591
Decrease in working capital		8,645		-
Increase in bank indebtedness		7,898		27,291
Property dispositions		4,414		759
	$	71,297	$	83,641
Uses of funds				
Expenditures on fixed assets	$	69,350	$	52,643
Expenditures on asset retirement		1,392		2,577
Reduction of capital lease obligations		555		320
Distributions to Unitholders		-		23,481
Increase in working capital		-		4,620
	$	71,297	$	83,641

The Corporation generated slightly lower funds from operations during the three months ended March 31, 2010 compared to 2009, due to lower production from the asset dispositions that closed in July 2009. However, funds from operations was positively impacted during 2010 from a continual improvement in crude oil prices while natural gas prices remained weak. Bank debt increased modestly due to our capital expenditure program that is more active during the winter months. We have focused on balancing our funds from operations and expenditures on fixed assets to maintain a strong balance sheet and preserve financial flexibility.

Quarterly Performance

($000, except as otherwise indicated)	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2
Daily production								
Natural gas (mcf/d)	87,346	84,466	91,200	124,990	117,968	120,694	122,627	123,104
Crude oil and NGLs (bbls/d)	7,975	8,488	8,431	10,212	10,942	11,413	11,980	11,498
Total (boe/d)	22,533	22,566	23,631	31,044	30,603	31,529	32,418	32,015
Average prices								
Natural gas ($/mcf)								
Excluding hedging	$ 5.26	$ 4.28	$ 2.89	$ 3.56	$ 5.36	$ 7.15	$ 8.65	$ 10.33
Including hedging	$ 6.87	$ 6.90	$ 6.10	$ 5.63	$ 6.52	$ 7.61	$ 7.55	$ 9.18
AECO monthly index	$ 5.35	$ 4.18	$ 3.03	$ 3.66	$ 5.64	$ 6.79	$ 9.27	$ 9.35
Crude oil and NGLs ($/bbl)								
Excluding hedging	$ 67.23	$ 63.04	$ 56.99	$ 55.89	$ 43.41	$ 53.65	$ 107.96	$ 110.15
Including hedging	$ 62.42	$ 57.85	$ 54.02	$ 54.51	$ 54.54	$ 61.67	$ 100.02	$ 101.34
WTI ($US/bbl)	$ 78.79	$ 76.17	$ 68.29	$ 59.62	$ 43.21	$ 58.75	$ 118.13	$ 124.00
Total revenues (before royalties)	$ 98,777	$ 98,782	$ 93,101	$ 114,659	$ 122,950	$ 149,205	$ 195,384	$ 208,868
Net income (loss)	$ 13,155	$ (14,213)	$ (53,293)	$ (37,810)	$ 18,890	$ (95,477)	$ 113,391	$ (14,369)
per share - basic	$ 0.08	$ (0.09)	$ (0.33)	$ (0.26)	$ 0.13	$ (0.67)	$ 0.81	$ (0.10)
- diluted	$ 0.08	$ (0.09)	$ (0.33)	$ (0.26)	$ 0.13	$ (0.67)	$ 0.79	$ (0.10)
Funds from operations	$ 50,340	$ 49,757	$ 42,104	$ 51,590	$ 55,591	$ 69,370	$ 93,345	$ 103,754
Distributions declared	$ -	$ -	$ -	$ -	$ 17,266	$ 45,514	$ 50,743	$ 50,364

The table above highlights the Corporation's and Fund's performance for the first quarter of 2010 and also for the preceding seven quarters. Production has gradually decreased during the first half of 2008 due to natural declines, wet and cold weather delays, and facility turnarounds. Production was relatively stable during mid-2008 while during the fourth quarter of 2008 and the first quarter of 2009, production decreased as we experienced freezing conditions from early cold weather in December and a slow recovery from such cold weather conditions. An extended third party facility outage began in August 2008 and continued through 2009 but was completed and our production came back on in November 2009. Production increased in the second quarter of 2009 due to recovery from cold weather conditions that caused brief production outages and additional production from a number of wells drilled during the first quarter of 2009 but delayed until after March 31, 2009 such that we could benefit from the new 5% Alberta Provincial royalty rate available on such wells. We experienced a significant decrease in production during the third quarter of 2009 as we completed asset dispositions that closed in July 2009. The disposed properties represented approximately 8,100 boe/d of production. As the third quarter of 2009 still included 1,725 boe/d from the disposed properties, production in the fourth quarter of 2009 actually increased 3% due to a few new wells and return of production from our Lookout Butte property, partially offset by some natural declines and cold weather conditions that typically cause production interruptions. Production for the first quarter of 2010 was comparable to the fourth quarter of 2009. Our financial results, particularly revenues and funds from operations, slightly declined in the third quarter of 2008, as commodity prices began to decline in response to the financial crisis that materialized in the fall of 2008. This trend worsened in the fourth quarter, as a full global recession set in, and commodity prices continued on a downward trend through to the third quarter of 2009. We experienced improvements in commodity prices during the fourth quarter of 2009 that increased our revenues and funds from operations; however, commodity prices still remained weak. During the first quarter of 2010, crude oil prices improved which increased our revenues and funds from operations; however, natural gas prices are still low. A net loss was realized in the second quarter of 2008, primarily as a result of significant unrealized losses on commodity derivative contracts for future periods. Commodity price declines in the third quarter of 2008 gave rise to significant unrealized gains on these same derivative contracts, and in turn the Corporation reported record high net income. We recognized a considerable net loss in the fourth quarter of 2008, a combined result of falling commodity prices and a $120.3 million impairment of our entire balance of goodwill. In the first quarter of 2009, the global economy showed no clear sign of recovery and commodity prices, particularly natural gas, were weak in comparison to prior quarters. However, Advantage was still able to report net income as we recognized both realized and unrealized gains on our derivative contracts and moderately lower expenses, including operating costs. Natural gas prices continued to worsen during the second and third quarters of 2009 resulting in the recognition of net losses for the periods. The third quarter net loss was also impacted by additional costs incurred related to the corporate conversion, including a $23.0 million future income tax expense, and increased depletion and depreciation expense from a higher DD&A rate per boe that resulted from the asset dispositions. The net loss decreased during the fourth quarter of 2009 as commodity prices began to improve, but still remained low. Partially offsetting the net losses experienced during 2009 is the continuing reduction in costs including royalties and operating costs. We recognized net income during the first quarter of 2010 with improved crude oil prices. As natural gas prices remained weak, we recognized both realized and unrealized gains on our derivative contracts that positively impacted net income.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation's financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation and impairment of petroleum and natural gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Corporation.

Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

In accordance with GAAP, derivative assets and liabilities are recorded at their fair values at the reporting date, with unrealized gains and losses recognized directly into net income and comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") confirmed that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for the fiscal years beginning on or after January 1, 2011. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Corporation's reporting for the first quarter 2011, for which the current and comparative information will be prepared under IFRS. We expect the transition to IFRS will impact accounting, financial reporting, internal controls over financial reporting, taxes, information systems and processes. Management has engaged its key personnel responsible and developed an overall plan to address IFRS implementation.

The most significant change identified will be accounting for fixed assets. The Corporation, like many Canadian oil and gas reporting issuers, applies the "full cost" concept in accounting for its oil and gas assets. Under full cost, capital expenditures are maintained in a single cost centre for each country, and the cost centre is subject to a single depletion calculation and impairment test. IFRS will require the Corporation to make a much more detailed assessment of its oil and gas assets. For depletion and depreciation, the Corporation must identify asset components, and determine an appropriate depreciation or depletion method for each component. With regard to impairment test calculations, we must identify "Cash Generating Units", which are defined as the smallest group of assets that produce independent cash flows. An impairment test must be performed individually for all cash generating units when indicators suggest there may be an impairment. The recognition of impairments in a prior year can be reversed subsequently depending on such calculations. It is also important to note that the International Accounting Standards Board ("IASB") is currently undertaking an extractive activities project, to develop accounting standards specifically for businesses like that of the Corporation. However, we anticipate that the project will not be complete prior to IFRS adoption in Canada. We have also identified a number of other areas whereby differences between Canadian GAAP and IFRS are likely to exist for Advantage. However, currently we are concentrating on the accounting for fixed assets and will evaluate these other areas in due course and develop more detailed plans to address the identified issues. Advantage's IFRS conversion project has been developed in three main phases:

Phase One: Scope and Plan

This phase consists of high level assessment to identify key areas of Canadian GAAP versus IFRS differences that would most likely impact the company. This assessment was completed in early 2009.

Phase Two: Design and Build

This phase, commenced in the third quarter of 2009 and involved the detail assessment, from an accounting, reporting and business perspective, of the changes that would be caused by the conversion to IFRS. Specific accounting processes and policy review include: exploration and evaluation costs, property, plant and equipment, depreciation and depletion, asset impairment, provisions and decommissioning liabilities, income tax, systems and financial statement preparation and disclosure. The deliverables for this phase include specific accounting policies for the above mentioned topics and also includes IFRS transitional choices. This phase is expected to be completed by the end of the second quarter 2010.

Phase Three: Implement and Review

This phase involves the execution of the work completed in phase two, by making changes to business and accounting processes and supporting information systems, as well as the formal documentation of the final approved accounting policies and procedures compliant with IFRS. Details surrounding the collection of comparative financial and other data in 2010 are also being finalized in this phase. This phase is currently underway and is expected to be completed by the end of 2010.

Education, training and communication of key financial employees, other staff and management, the Audit Committee and the Board will continue throughout the conversion project.

Accounting Policy Impacts and Decisions:

The Corporation is progressing through its assessment of impacts of adopting IFRS based on the standards as they currently exist, and have identified the following as having the greatest potential to impact the accounting policies, financial reporting and information systems requirements upon conversion to IFRS. Differences between IFRS and Canadian GAAP in addition to those referred to below, may still be identified based on further detailed analysis and other changes in IFRS prior to conversion in 2011. Advantage has not yet finalized its accounting policies or transitional choices and as such is unable to quantify the impact on the financial statements of adopting IFRS.

a)   Depreciation

IFRS and Canadian GAAP contain the same basic principles of accounting for property, plant and equipment; however, differences in application do exist. IAS 16 requires an allocation of the amount initially recognized as PP&E to each significant part and the depreciation of each part separately. This method of componentizing PP&E will result in an increased number of calculations of depreciation expense and may impact the amount of depreciation expense. IFRS allows the option of using either proved or proved and probable reserves in the depreciation calculation. Advantage has not concluded at this time which method it will use.

b)   Impairment of Assets

Impairment of Assets IAS 36, uses a one-step approach for testing and measuring asset impairment, with asset carrying values being compared to the higher of value in use and fair value less cost to sell. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where step one, of a two-step approach, uses undiscounted cash flows. Under IFRS, impairment testing is carried out at an individual asset group level (Cash Generating Unit) versus under Canadian GAAP which is generally at a country level. This will result in the possibility of more frequent write downs in the carrying value under IFRS. However, under IAS 36 previous impairment losses (except for goodwill) must be reversed where circumstances change such that the impairment has been reduced.

c)   First Time Adoption of International Financial Reporting Standards IFRS 1

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. In July 2009, an amendment to IFRS 1 was issued that applies to oil and gas assets. The amendment allows an entity that used full cost accounting, at adoption of IFRS, to measure exploration and evaluation assets at the amount measured under its previous GAAP for those assets. The entity may also measure its oil and gas assets in the development and production phases, by allocating the amount determined under the entities previous GAAP to the underlying assets pro rata using reserve volumes or reserve values as of that date.

d) Information Systems

It is anticipated that the adoption of IFRS may have an impact on information systems requirements. We are currently assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS.

e) Financial Reporting

The adoption of IFRS will result in additional disclosure requirements in the financial statements. Draft IFRS financial statements are currently being prepared for review. The statements will be reviewed by our external auditors and approved by management.

f) Internal Controls

In accordance with the Corporations approach to certification of internal controls required under Canadian Securities Administrators' National instrument 52-109 and SOX 302 and 404, all entity level, information technology, disclosures and business process controls will require updating and testing to reflect changes arising from our conversion to IFRS.

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Corporation is recorded, processed, summarized and reported within the time periods specified under the Canadian securities law. Advantage's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the disclosure controls and procedures as of the end of March 31, 2010, are effective and provide reasonable assurance that material information related to the Corporation is made known to them by others within Advantage.

Advantage's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting ("ICFR"). They have, as at the quarter ended March 31, 2010, designed ICFR or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The control framework Advantage's officers used to design the ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations.

Advantage's Chief Executive Officer and Chief Financial Officer are required to disclose any change in the internal controls over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to affect, the Corporation's internal controls over financial reporting. No material changes in the internal controls were identified during the period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that a control system, including Advantage's disclosure and internal controls and procedures, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Outlook

During the first quarter of 2010, we continued with our Phase II Montney development program at Glacier which involved drilling horizontal wells to build production inventory and delineate our land block. In addition, construction continued on Advantage's new 100% working interest gas plant and gathering system expansion. Construction was completed ahead of schedule and on-budget leading to an earlier than anticipated commissioning during March 2010 resulting in production outages to facilitate the tie-in of the new gas plant and pipelines. The new Glacier gas plant is now operating at throughput rates between 50 to 55 mmcf/d.

The plant is currently producing at its maximum capacity with a total of 22 net (31 gross) Montney wells on production. An additional 5 net (5 gross) wells, with combined production capability of 24 mmcf/d are fully equipped and will be brought on-production in the future to maintain our facilities at capacity. Five net (5 gross) additional Montney wells which were drilled in the first quarter of 2010 will be completed and equipped for production following spring break-up. The amount of excess field production capability above our current plant capacity is a result of our successful 2009 drilling program which demonstrated well test rates that exceeded expectations and proved up a large portion of our undrilled acreage at Glacier. Optimization of our completion and frac techniques have resulted in a significant improvement in horizontal well rates due to a 70% increase in the rate per frac compared to our earlier wells. The results in 2009 helped provide a much higher level of confidence in the commerciality and remaining upside potential of our Montney resource play that could ultimately involve over $2.5 billion of capital expenditures over the life of the project.

We anticipate that our capital expenditures will be funded out of cash flow during the first half of 2010 and a continued focus on completing our Phase II capital program at Glacier will be the key objective. Advantage's strong hedging program significantly enhances our cash flow which provides an opportunity to leverage capital spending during this low supply cost environment and to capitalize on the Alberta Royalty Incentive Programs.

We will provide additional guidance and growth plans for Glacier on or about mid-year 2010. Incorporation of recent cost data, well performance, technology improvements and economic analyses will be factored into our go-forward planning and review.

Looking forward, Advantage is well positioned to pursue future development plans at Glacier with our strong balance sheet, solid hedging position and improved financial flexibility. With a stable production base and an inventory of over 500 drilling locations at Glacier, Management will continue to employ a disciplined approach designed to create long term growth in shareholder value.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation's website at www.advantageog.com. Such other information includes the annual information form, the annual information circular – proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 13, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2010	December 31, 2009
	(unaudited)	
Assets		
Current assets		
Accounts receivable	$ 46,828	$ 54,531
Prepaid expenses and deposits	9,867	9,936
Derivative asset (note 8)	43,956	30,829
	100,651	95,296
Derivative asset (note 8)	9,623	323
Fixed assets (note 2)	1,845,724	1,831,622
	$ 1,955,998	$ 1,927,241
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 113,100	$ 111,901
Current portion of capital lease obligations (note 3)	888	1,375
Current portion of convertible debentures (note 4)	69,739	69,553
Derivative liability (note 8)	10,236	12,755
Future income taxes	9,199	4,704
	203,162	200,288
Derivative liability (note 8)	-	1,165
Capital lease obligations (note 3)	691	759
Bank indebtedness (note 5)	255,682	247,784
Convertible debentures (note 4)	131,576	130,658
Asset retirement obligations (note 6)	68,350	68,555
Future income taxes	40,663	38,796
Other liability	3,163	3,431
	703,287	691,436
Shareholders' Equity		
Share capital (note 7)	2,192,498	2,190,409
Convertible debentures equity component (note 4)	18,867	18,867
Contributed surplus (note 7)	8,937	7,275
Deficit	(967,591)	(980,746)
	1,252,711	1,235,805
	$ 1,955,998	$ 1,927,241

Commitments (note 9)

Subsequent Event (note 10)

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income, Comprehensive Income and Deficit

(thousands of dollars, except for per share amounts) (unaudited)	Three months ended March 31, 2010	Three months ended March 31, 2009
Revenue		
Petroleum and natural gas	$ 89,560	$ 99,604
Realized gain on derivatives (note 8)	9,217	23,346
Unrealized gain on derivatives (note 8)	26,111	24,397
Royalties	(12,858)	(16,080)
	112,030	131,267
Expenses		
Operating	22,716	36,031
General and administrative	9,195	7,380
Management internalization	-	964
Interest	3,762	4,916
Interest and accretion on convertible debentures	4,488	4,651
Depletion, depreciation and accretion	52,021	69,922
	92,182	123,864
Income before taxes	19,848	7,403
Future income tax expense (reduction)	6,362	(11,767)
Income and capital taxes	331	280
	6,693	(11,487)
Net income and comprehensive income	**13,155**	**18,890**
Deficit, beginning of period	(980,746)	(877,054)
Distributions declared	-	(17,266)
Deficit, end of period	**$ (967,591)**	**$ (875,430)**
Net income per share (note 7)		
Basic and diluted	**$ 0.08**	**$ 0.13**

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows		**Three months ended March 31, 2010**		**Three months ended March 31, 2009**
(thousands of dollars) (unaudited)				
Operating Activities				
Net income	$	13,155	$	18,890
Add (deduct) items not requiring cash:				
Unrealized gain on derivatives		(26,111)		(24,397)
Equity-based compensation (note 7)		3,751		1,297
Management internalization		-		964
Accretion on other liability		58		-
Accretion on convertible debentures		1,104		682
Depletion, depreciation and accretion		52,021		69,922
Future income tax expense (reduction)		6,362		(11,767)
Expenditures on asset retirement		(1,392)		(2,577)
Changes in non-cash working capital		192		(11,135)
Cash provided by operating activities		**49,140**		**41,879**
Financing Activities				
Increase in bank indebtedness		7,898		27,291
Reduction of capital lease obligations		(555)		(320)
Distributions to Unitholders		-		(23,481)
Changes in non-cash working capital		(310)		-
Cash provided by financing activities		**7,033**		**3,490**
Investing Activities				
Expenditures on fixed assets		(69,350)		(52,643)
Property dispositions		4,414		759
Changes in non-cash working capital		8,763		6,515
Cash used in investing activities		**(56,173)**		**(45,369)**
Net change in cash		-		-
Cash, beginning of period		-		-
Cash, end of period	$	-	$	-
Supplementary Cash Flow Information				
Interest paid	$	2,913	$	8,247
Taxes paid	$	300	$	375

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 (unaudited)

All tabular amounts in thousands except as otherwise indicated.

The interim consolidated financial statements of Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2009. These interim financial statement note disclosures do not include all of those required by Canadian GAAP applicable for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 as set out in the Corporation's Annual Report.

1.   **Business and Structure of Advantage Oil & Gas Ltd.**

Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is an intermediate oil and natural gas exploration and production corporation with properties located in Western Canada. Advantage was created on July 9, 2009, through the completion of a plan of arrangement pursuant to an information circular dated June 5, 2009. Advantage Energy Income Fund (the "Fund") was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust Unit converted into one Common Share. The figures for the three month period ended March 31, 2009 are those of the Fund. Advantage does not currently pay a dividend.

2.   **Fixed Assets**

March 31, 2010	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 3,283,516	$ 1,441,260	$ 1,842,256
Furniture and equipment	11,969	8,501	3,468
	$ 3,295,485	$ 1,449,761	$ 1,845,724

December 31, 2009	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 3,218,785	$ 1,390,784	$ 1,828,001
Furniture and equipment	11,785	8,164	3,621
	$ 3,230,570	$ 1,398,948	$ 1,831,622

3.   Capital Lease Obligations

The Corporation has capital leases on a variety of fixed assets. Future minimum lease payments at March 31, 2010 consist of the following:

2010	$	873
2011		779
		1,652
Less amounts representing interest		(73)
		1,579
Current portion		(888)
	$	691

4.   Convertible Debentures

The balance of debentures outstanding at March 31, 2010 and changes in the liability and equity components during the three months ended March 31, 2010 are as follows:

		6.50%		7.75%
Trading symbol		AAV.DBE		AAV.DBD
Debentures outstanding	$	69,927	$	46,766
Liability component:				
Balance at December 31, 2009	$	69,553	$	45,574
Accretion of discount		186		153
Matured		-		-
Balance at March 31, 2010	$	**69,739**	$	**45,727**
Equity component:				
Balance at December 31, 2009	$	2,971	$	2,286
Expired		-		-
Balance at March 31, 2010	$	**2,971**	$	**2,286**

		8.00%		5.00%		Total
Trading symbol		AAV.DBG		AAV.DBH		
Debentures outstanding	$	15,528	$	86,250	$	218,471
Liability component:						
Balance at December 31, 2009	$	15,227	$	69,857	$	200,211
Accretion of discount		37		728		1,104
Matured		-		-		-
Balance at March 31, 2010	$	**15,264**	$	**70,585**	$	**201,315**
Equity component:						
Balance at December 31, 2009	$	798	$	12,812	$	18,867
Expired		-		-		-
Balance at March 31, 2010	$	**798**	$	**12,812**	$	**18,867**

During the three months ended March 31, 2010, there were no conversions or maturities of convertible debentures (March 31, 2009 – $4.9 million matured and were settled by issuance of 946,887 Trust Units).

5.   Bank Indebtedness

	March 31, 2010	December 31, 2009
Revolving credit facility	$ 257,259	$ 250,262
Discount on Bankers Acceptances and other fees	(1,577)	(2,478)
Balance, end of period	$ **255,682**	$ **247,784**

Advantage has a $525 million credit facility agreement with a syndicate of financial institutions which consists of a $505 million extendible revolving loan facility and a $20 million revolving operating loan facility. The loan's interest rate is based on either prime, US base rate, LIBOR or bankers' acceptance rates, at the Corporation's option, subject to certain basis point or stamping fee adjustments ranging from 1.5% to 4.0% depending on the Corporation's debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. The amounts available to Advantage from time to time under the credit facilities are based upon the borrowing base determined by the lenders and which is re-determined on a semi-annual basis by those lenders. The credit facilities are subject to review on an annual basis with the next renewal due in June 2010, concurrent with the next review of the borrowing base. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. This covenant was met at March 31, 2010. The credit facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year. Breach of any covenant will result in an event of default in which case Advantage has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the credit facilities and are not permitted if the Corporation is in default of such credit facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the three months ended March 31, 2010, the average effective interest rate on the outstanding amounts under the facility was approximately 5.3% (March 31, 2009 – 3.3%). Advantage also has issued letters of credit totaling $6.4 million at March 31, 2010 (December 31, 2009 – $1.3 million).

6. **Asset Retirement Obligations**

A reconciliation of the asset retirement obligations is provided below:

	Three months ended March 31, 2010		Year ended December 31, 2009	
Balance, beginning of period	$	68,555	$	73,852
Accretion expense		1,208		5,297
Liabilities incurred		432		699
Change in estimates		(387)		16,419
Property dispositions		(66)		(22,275)
Liabilities settled		(1,392)		(5,437)
Balance, end of period	$	**68,350**	$	**68,555**

7. **Shareholders' Equity**

(a) Share capital

(i) Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(ii) Issued

	Number of Shares		Amount
Balance, beginning of period	162,745,528	$	2,190,409
Issued pursuant to Restricted Share Performance Incentive Plan	320,408		2,089
Balance, end of period	**163,065,936**	$	**2,192,498**

(b) Contributed surplus

The changes in contributed surplus during the three months ended March 31, 2010 and the year ended December 31, 2009 are as follows:

	Three months ended March 31, 2010		Year ended December 31, 2009	
Balance, beginning of period	$	7,275	$	287
Equity-based compensation		1,662		3,640
Expiration of convertible debentures equity component		-		3,348
Balance, end of period	$	**8,937**	$	**7,275**

The components of contributed surplus are as follows:

	March 31, 2010		December 31, 2009	
Expired convertible debentures equity component	$	3,635	$	3,635
Equity-based compensation		5,302		3,640
Balance, end of period	$	**8,937**	$	**7,275**

(c) Equity-based compensation

Total equity-based compensation recorded in general and administrative expenses during the three months ended March 31, 2010 was $4.9 million, including a non-cash amount of $3.8 million. During the three months ended March 31, 2010, 320,408 shares were issued in satisfaction of grants vesting under the Restricted Share Performance Incentive Plan ("RSPIP").

The details of restricted shares granted and outstanding at March 31, 2010 are as follows:

Date Granted	Restricted Shares Granted	Restricted Shares Vested	Restricted Shares Forfeited	Restricted Shares Outstanding	Weighted average fair value at grant date
January 15, 2009	691,178	485,350	20,377	185,451	$5.49
September 2, 2009	1,453,609	379,430	1,814	1,072,365	$5.80
October 15, 2009	1,153,314	395,779	1,281	756,254	$7.51
January 12, 2010	779,013	264,490	867	513,656	$7.27
Total	4,077,114	1,525,049	24,339	2,527,726	$6.51

In April 2010, an RSPIP grant was made to service providers valued at $6.97 per share or $6.8 million and to be issued in shares. No compensation expense was included in general and administrative expense as this grant occurred after March 31, 2010.

(d) Net income per share

The calculations of basic and diluted net income per share are derived from both net income and weighted average shares outstanding, calculated as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2009
Net income		
Basic and diluted	$ 13,155	$ 18,890
Weighted average shares outstanding		
Basic	163,020,703	143,691,270
Management Internalization	-	302,058
RSPIP	790,703	-
	163,811,406	143,993,328

The calculation of diluted net income per share excludes all series of convertible debentures as the impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debentures and excluded from the diluted net income per share calculation for the three months ended March 31, 2010 was 15,821,382 shares (March 31, 2009 – 9,335,706 shares). As at March 31, 2010, the total convertible debentures outstanding were immediately convertible to 15,821,382 shares (March 31, 2009 – 9,234,106 shares).

Restricted shares granted have been excluded from the calculation of diluted net income per share for the three months ended March 31, 2009, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net income per share calculation for the three months ended March 31, 2009 was 542,807.

8.   **Financial Instruments**

Financial liabilities

The timing of cash outflows relating to financial liabilities are as follows:

		Less than one year	One to three years	Four to five years	Thereafter	Total
Accounts payable and accrued liabilities		$ 113,100	$ -	$ -	$ -	$ 113,100
Capital lease obligations		888	691	-	-	1,579
Derivative liabilities		10,236	-	-	-	10,236
Bank indebtedness	- principal	-	257,259	-	-	257,259
	- interest	11,550	2,658	-	-	14,208
Convertible debentures	- principal	69,927	62,294	86,250	-	218,471
	- interest	11,835	13,491	8,625	-	33,951
		$ 217,536	$ 336,393	$ 94,875	$ -	$ 648,804

Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one year term facility.

The Corporation's bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions (note 5). Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2010. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one year term facility, with the principal payable at the end of such one year term. Management fully expects that the facility will be extended at each annual review.

Derivative financial instruments

As at March 31, 2010 the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas - AECO			
Fixed price	January 2010 to June 2010	14,217 mcf/d	Cdn$8.23/mcf
Fixed price	January 2010 to December 2010	18,956 mcf/d	Cdn$7.29/mcf
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.24/mcf
Fixed price	January 2011 to December 2011	9,478 mcf/d	Cdn$6.26/mcf
Crude oil – WTI			
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl
Electricity – Alberta Pool Price			
Fixed price	January 2010 to December 2010	2.0 MW	Cdn$54.46/MWh

As at March 31, 2010, the fair value of the derivatives outstanding resulted in an asset of approximately $53.5 million (December 31, 2009 – $31.1 million) and a liability of approximately $10.2 million (December 31, 2009 – $13.9 million). For the three months ended March 31, 2010, $26.1 million was recognized in net income as an unrealized derivative gain (March 31, 2009 - $24.4 million unrealized derivative gain) and $9.2 million was recognized in net income as a realized derivative gain (March 31, 2009 – $23.3 million realized derivative gain).

9. Commitments

Advantage has several lease commitments relating to office buildings and transportation. The estimated remaining annual minimum operating lease payments are as follows, of which $3.2 million is recognized in other liabilities:

2010	$	6,733
2011		8,310
2012		7,638
2013		6,320
2014		3,140
	$	32,141

10. Subsequent Event

On May 10, 2010, Advantage announced that it had entered two separate purchase and sale agreements relating to the disposition of non-core natural gas weighted assets for gross cash proceeds of $67 million, subject to adjustments. The closing dates of the transactions are scheduled to occur on or about May 31, 2010. Net proceeds will initially be used to repay bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures and for general corporate purposes. The two disposition transactions are subject to customary regulatory approvals and other conditions. There is no guarantee that either of the dispositions will be completed.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 19, 2009 which is available on SEDAR at www.sedar.com and www.advantageog.com.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. "TCF" stands for trillion cubic feet of natural gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.

Finding and development costs have been calculated in accordance with section 5.15 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities which requires changes in FDC to be included in the calculation of finding and development costs. Advantage has also provided the calculation of finding and development costs excluding changes in FDC as indicated above. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.